Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES 2012 DRILLING RESULTS FROM THE

WHEELER RIVER PROPERTY, SASKATCHEWAN

Toronto, ON – October 4, 2012… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce results from the completed 2012 drilling programs on the Wheeler River property in Saskatchewan. Highlights include intersections that have expanded the Phoenix B uranium deposits including WR-474 which intersected 18.37% eU3O 8 over 4.4 metres and WR-478 which intersected 21.74% eU3O8 over 1.6 metres. Denison is encouraged by these results and expects to prepare updated Mineral Resource estimates for the Phoenix deposits later this year.

A total of 27,263 metres was drilled in 58 holes at Wheeler River in 2012. Most of the drill holes (51) targeted mineralization at the Phoenix A and B deposits. The other seven tested regional targets.

The Phoenix deposits are located on the Wheeler River property which lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Phoenix A and B Deposit Drilling

At Phoenix A, new mineralization since the previous release (February 28, 2012) was intersected along interpreted cross structures in drill holes WR-446 (1.32% eU3O8 over 1.5 metres) and WR-454 (0.43% U3O8 over 5.5 metres and 0.76% U3O8 over 5.0 metres). These results complement results reported in the February 2012 news release that include WR-435 (25.80% eU3O8 over 4.9 metres) and WR-437 (27.00% eU3O8 over 3.7 metres), both of which were drilled on a bulge in the deposit that is interpreted as a structural intersection.

Also, additional mineralization along strike to the northeast was observed in drill hole WR-447 which intersected 0.62% U3O8 over 6.8 metres. Other drill holes to the northeast have intersected significant alteration and structural disruption along trend, highlighting the open nature of the mineralized corridor in this direction.

Drilling at Phoenix B was primarily designed to increase the drilling density to that at Phoenix A and to locate extensions of previously known mineralization. Highlights include high grade unconformity mineralization in several holes, including WR-474 (18.37% eU3O8 over 4.4 metres) and WR-478 (21.74% eU3O8 over 1.6 metres).

Table 1 lists the highlights of the drilling at the Phoenix A and B deposits. A complete table of all past and current results titled “Wheeler River – Phoenix Drill Results” can be found on Denison’s website at www.denisonmines.com.

Table 1: Highlights of 2012 Drill Program

Hole Number	Zone	Depth From (m)	Depth To (m)	Interval Thickness (m)	Grade (%U3O8)
WR-435(1)(2)	A	410.1	415	4.9	25.80
WR-437(1)(2)	A	409.2	412.9	3.7	27.00
WR-438(1)(2)	A	407.9	408.9	1.0	4.20
WR-444	A	400.0	400.5	0.5	0.37
WR-446	A	410.2	411.7	1.5	1.32
WR-447	A	394.6	401.4	6.8	0.62
WR-449A	A	407.0	410.0	3.0	0.21
WR-454	A	396.6	402.1	5.5	0.43
WR-454	A	403.4	408.4	5.0	0.76
WR-457	B	384.0	387.5	3.5	0.68
WR-458	A	411.0	414.0	3.0	1.18
WR-467	B	396.0	397.5	1.5	0.74
WR-469(2)	B	396.5	401.6	5.1	0.47
WR-470(2)	B	397.8	399.3	1.5	1.09
WR-474(2)	B	394.8	400.8	4.4	18.37
WR-478(2)	B	400.0	401.6	1.6	21.74
WR-479(2)	B	395.5	397.5	2.0	0.36

(1)	Previously Released
(2)	Grades are radiometric equivalent (%eU3O8 )

The %U3O8 grades reported are chemical assays. The %eU3O8 grades are based on down-hole total gamma radiometric probing where chemical assay results are not available due to low core recovery. Mineralized intervals may not represent true thickness. However, the drill holes were drilled steeply at -80 degrees to -90 degrees into mineralization that is generally horizontal, so the true thickness is expected to be within 90% of the intersection length.

Regional Targets

Seven holes totalling 3,555 metres targeted three regional areas in 2012. While no significant mineralization was observed, further drilling is planned at all three areas. Drilling at the Q-zone, 6.5 kilometres southwest of the Phoenix deposits, was particularly successful as significant basement structures, graphite, hydrothermal alteration and visible pathfinder mineralization (copper) were observed in drill core there.

Looking Ahead

Plans for 2013 drilling are currently being finalized. Large winter and summer drilling programs similar in scale to that completed in 2012 are expected.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower, Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Jim Anderson	(416) 979-1991
Executive Vice President and CFO

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
PHOENIX A and B
URANIUM DEPOSITS
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval, except WR-454.
• Reported highlights from 2012 drill program using downhole probe equivalent grade and chemical assay.
• Grade x Thickness contours based on results to hole WR-482 of the 2012 summer program.
• To accompany press release dated October 4th, 2012
WR-435
25.80%eU3O8/4.9m
WR-458
1.18%U3O8/3.0m
WR-437
27.00%eU3O8/3.7m
WR-447
0.62%U3O8/6.8m
WR-454
0.43%U3O8/5.5m
and
0.76%U3O8/5.0m
WR-449A
0.21%U3O8/3.0m
PHOENIX A
WR-444
0.37%U3O8/0.5m
WR-438
4.20%eU3O8/1.0m
WR-446
1.32%U3O8/1.5m
WR-478
21.74%eU3O8/1.6m
WR-474
18.37%eU3O8/4.4m
WR-469
0.47%eU3O8/5.1m
WR-470
1.09%U3O8/1.5m
WR-479
0.36%eU3O8/2.0m
PHOENIX B
WR-467
0.74%U3O8/1.5m
WR-457
0.68%U3O8/3.5m
Drill Grid Lines
Uranium Intersection
Uranium Intersection currently posted, previously reported
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
0
200m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U3O8(%eU3O8)*m)

DENISON MINES CORP. L450N PHOENIX A and B L400N WR-435 WR-458 URANIUM DEPOSITS 25.80%eU O /4.9m 1.18%U O /3.0m 3 8 3 8 Denison 60% Cameco 30% JCU 10% L350N WR-437 the highest grade 27.00%eU3O8/3.7m intersections are shown where drill holes have more than one mineralized interval, except WR- L300N 454. highlights from 2012 drill program using downhole probe equivalent grade and chemical L250N WR-439 WR-451 assay. WR-445 x Thickness contours based WR-443 on results to hole WR-482 of the L600N L200N WR-441 2012 summer program. WR-447 accompany press release dated Lines WR-448 th WR-432 0.62%U O /6.8m October 4 , 2012 WR-433 3 8 Grid WR-442 L550N L150N Drill WR-454 WR-450 WR-434 0.43%U O /5.5m WR-449A 3 8 0.21%U O /3.0m and L500N 3 8 L100N PHOENIX A WR-452 0.76%U3O8/5.0m WR-456 WR-462 WR-464 WR-436 L450N L50N 398.107 WR-438 WR-478 WR-438 158.489 WR-444 L400N 21.74%eU O /1.6m 63.096 3 8 0.37%U O /0.5m 4.20%eU O /1.0m L0 3 8 3 8 25.000 WR-453 10.000 WR-466 L350N WR-474 3.981 L50S WR-446 WR-440 18.37%eU3O8/4.4m WR-468 1.585 1.32%U O /1.5m 3 8 0.631 WR-472 L100S L300N 0.251 WR-469 0.100 0.47%eU O /5.1m Uranium Intersection 0.040 3 8 WR-473 L250N 0.016 Uranium Intersection WR-455 0.006 WR-482 currently posted, 0.003 WR-470 WR-475A 1.09%U O /1.5m previously reported 0.001 3 8 L200N 0.000 WR-471 grade*thickness WR-479 drill hole collar and trace (%U O (%eU O pelite 3 8 3 8 WR-463 0.36%eU O /2.0m 3 8 L150N graphitic pelite PHOENIX B garnetiferous pelite WR-481 semipelite WR-461 quartzite WR-467 L100N 0.74%U O /1.5m WS thrust fault 3 8 WS hangingwall fault L50N cross fault WR-457 0 200m 0.68%U O /3.5m L0 3 8